SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2, 2003

PetroKazakhstan Inc. (Translation of registrant’s name into English)

140, 4th Avenue S.W., #1460, Calgary, AB, Canada T2P 3N3 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form20-F |_| Form40-F |X|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, PetroKazakhstan Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	October 2, 2003 PetroKazakhstan Inc.

By: /s/ PetroKazakhstan Inc. Ihor P. Wasylkiw P.Eng, Vice President Investor Relations

Attention Business Editors:
PetroKazakhstan Inc. — Anti-Trust Agency Update

CALGARY, Oct. 2 /CNW/ — PetroKazakhstan representatives met with Mr. Bakhytzhan Sagintayev, Vice-Chairman of the Agency for Regulating Natural Monopolies on October 2nd in Astana to review the information contained in a Dow Jones Moscow newswire article distributed on October 1st.

Mr. Sagintayev confirmed that the Agency had sent on October 1st by regular post a notification to PetroKazakhstan to repay approximately US$ 6.3 million of revenues allegedly obtained in excess of authorized prices.

Similar requests have been addressed to KazMunaiGas Trading House, an affiliate of the State-owned National Oil Company and to Meridian - P, a wholesale trader.

PetroKazakhstan has conducted an initial review of the notification and concluded that it contains a number of factual errors which if corrected would reduce the claim to less than US$ 0.4 Million. Furthermore, PetroKazakhstan consider that the position taken by the Agency is not legally justified.

PetroKazakhstan intends to pursue its ongoing dialogue with the Agency and is confident that the matter will be satisfactorily resolved in due course in accordance with the applicable legislation of the Republic of Kazakhstan.

PetroKazakhstan Inc. is an independent, integrated, international energy company, celebrating its sixth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan’s shares trade in the United States on the New York Stock Exchange under the symbol PKN. They also trade on the Toronto Stock Exchange under the symbol PKN and on the Frankfurt exchange under the symbol PKZ.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

-0- 10/02/2003
/For further information: Ihor P. Wasylkiw, Vice President Investor Relations, (403) 221-8658/
(PKN. PKN)

CO: PetroKazakhstan Inc. ST: Alberta IN: OIL SU: